ANNEX II







                         CORPORATE POLICY AND PROCEDURE

                                       ON

                                 INSIDER TRADING



                       BANCO ITAU HOLDING FINANCEIRA S.A.

TABLE OF CONTENTS
1. GENERAL PRINCIPLES
1.1 Scope                                                                      3
1.2 Management of the policy                                                   3
1.3 Compliance Committee                                                       3
1.4 Approval or change of the policy                                           3
2. PERSONS RESTRICTED FROM TRADING
2.1 Index of persons restricted from trading                                   4
3. RESTRICTIONS ON TRADING
3.1 Restrictions on trading before and after the disclosure of material
    non-public information                                                     5
3.2 Blackout periods                                                           5
3.3 Other restricted periods                                                   5
3.4 Restrictions on trading before and after the disclosure of financial
    statements                                                                 6
3.5 Restrictions on the acquisition of securities for treasury                 6
3.6 Authorized trading                                                         6
4. RIGHTS AND DUTIES OF PERSONS RESTRICTED FROM TRADING
4.1 Pre-approved trading plans                                                 7
4.2 Duties of persons restricted from trading                                  7
5. DISCLOSURE OF INFORMATION RELATING TO THE TRADING ACTIVITIES FROM MEMBERS
   OF THE BOARD OF DIRECTORS
5.1 Purpose                                                                    8
6. DISCLOSURE OF INFORMATION RELATING TO THE ACQUISITION AND DIVESTITURE OF INTERESTS AND TRADING ACTIVITIES FROM CONTROLLING ENTITIES AND SHAREHOLDERS
6.1 Purpose                                                                    8
7. COMPLIANCE WITH THE POLICY
7.1 Form of compliance and designated compliance department                    9
8. VIOLATION OF THE POLICY
8.1 Sanctions                                                                 10
8.2 Reporting the violation                                                   10

1. General Principles

Scope                      1.1.  The POLICY establishes the regulations and
                                 procedures to be acknowledged by Banco Itau
                                 Holding Financeira S.A. (the "Company") and persons related to the Company, in order to enable them to trade securities issued by the Company and to disclose the information under sections 5 and 6 below, in accordance with CVM's Instruction no. 358 from January 3, 2002, in order to conduct trading activities in a transparent way, without giving any privileges to certain persons to the detriment of others.

Management                 1.2.  The Investor Relations Officer performs the
of the policy                    management of the POLICY.


                           1.3.  The Compliance Committee (the "Committee")
                                 duties consist of:
Compliance
Committee                        a) advising the Investor Relations Officer;

                                 b) updating the POLICY's frequently and
                                    propose useful changes;

                                 c) deliberating about any unclear
                                    interpretation of the POLICY;

                                 d) determining the necessary steps for the
                                    disclosure and dissemination of the POLICY;

                                 e) controlling the means of compliance with
                                    the POLICY;

                                 f) inquiring and determining violations to
                                    the POLICY;

                                 g) analyzing questions from public
                                    authorities and preparing responses;

                                 h) proposing the solution to any omissions
                                    or exceptions to the POLICY.

                                 1.3.1. In addition to the Investor Relations
                                        Officer, the Committee shall be
                                        comprised by at least two members of the Board of Directors, to be nominated by the Board itself and by the officers responsible for the Areas of Economic Control and Legal Consulting (Diretoria Juridica Contratual, Societaria e de Negocios) of Banco Itau S.A., and the Committee shall meet upon the call of the Investor Relations Officer.

                           1.4.  The POLICY may not be approved or changed
Approval or change               during periods where there is material
of the policy                    non-public information available.

2. Persons Restricted from Trading

Index of persons           2.1.  The persons listed below are restricted from
restricted from trading          trading from the moment they acknowledge
                                 possession of material non-public information:

                                 a) direct or indirect controlling
                                    shareholders, Executive Officers, members of the Board of Directors, members of the audit committee or any other committee or department having consulting or technical functions, created by law or any person that because of the job, function or position occupied has access to the material information;

                                 b) executive officers or members of the
                                    Board of Directors that leave the Company before the disclosure of material non-public information that occurred during the term of their office, for a six-month period from the time they leave or until the disclosure of the information, whatever occurs first;

                                 c) any person or entity that maintains a
                                    commercial, professional or a fiduciary duty relationship with the Company, such as independent accountants, securities analysts, consultants and entities that take part in the dissemination of information;
                                    and

                                 d) spouses or domestic partners, descendents
                                    or any other dependent included in the tax return of any person named in item "a" and "b" of this section.

                                 2.1.1. Persons restricted from trading also
                                        include:

                                        a) fund managers and investment funds,
                                        partnerships or other types of
                                        institution, where the persons
                                        restricted from trading are the only
                                        "quota-holder" or shareholder or they
                                        are capable of influencing the
                                        negotiations;

                                        b) any corporation or legal entity that
                                        is directly or indirectly controlled by
                                        the persons restricted from trading;

                                        c) any persons that had access or that
                                        obtained material non-public information from any of the persons restricted from trading.

                                        2.1.1.1. The individuals that are
                                                 considered persons restricted
                                                 from trading under item 2.1.1
                                                 "a" and "b" should inform the
                                                 department in charge of
                                                 corporate matters of their
                                                 interests in such entities.

3. Restrictions on Trading

Restrictions on trading    3.1.  The Company and the persons restricted from
before and after the             trading (section 2.1) may not trade in the
disclosure of material           Company's securities, or any other financial
non-public information           instrument linked to the Company's securities,
                                 from the date they acknowledge possession of material non-public information until the day of the disclosure of material information to the public.

                                 3.1.1. The Investor Relations Officer may
                                        extend the black-out period mentioned in
                                        section 3.1., beyond the day of the
                                        disclosure of the material information
                                        whenever, at his/her discretion, trading may damage the Company or the Company's shareholders.

Blackout periods
                           3.2.  The Investor Relations Officer may,
                                 independently from the existence of material non-public information, set blackout periods where persons restricted from trading may not trade on the securities of the Company or any other financial instrument linked to the Company's securities. The persons restricted from trading must maintain confidentiality relating to the disclosure of such periods.

                                 3.2.1. The Investor Relations Officer may
                                        include in the blackout period, any
                                        trading relating to pre-approved trading plans.

Other restricted periods

                           3.3.  The following actions are also restricted:

                                 3.3.1. direct or indirect controlling
                                        shareholders, Executive Officers,
                                        members of the Board of Directors,
                                        members of any committee created by law
                                        shall not:

                                        a)   buy the Company's securities or any
                                             other financial instrument linked
                                             to the Company's securities, on the
                                             same day that the Company, its
                                             controlled companies or companies
                                             part of the same group sell
                                             securities in treasury or there has
                                             been the issuance of a stock option
                                             plan or there has been an order to
                                             execute such transaction;

                                        b)   sell the same securities during the
                                             day the Company, its controlled
                                             companies or companies part of the
                                             same group buy securities for
                                             treasury or there has been an order
                                             to execute such transaction;

                                        c)   trade, before the expiration of
                                             180 (one hundred and eighty) days
                                             from the purchase or sale of the
                                             security in the stock market or the
                                             over-the-counter market;

                                         c.1)   upon the request of an
                                                interested person, and after the
                                                opinion of the Committee, the
                                                Investor Relations Officer may
                                                reduce the term in item "c"
                                                above, notwithstanding the
                                                provisions of sections 3.4.1.
                                                and 3.4.2.

Restrictions on trading          3.3.2. to the persons restricted from trading,
before and after the                    whenever there is the intention to
disclosure of financial                 incorporate, totally or partially
statements                              divest, merge, transform or reorganize
                                        the company.

                           3.4.  The restrictions from trading also apply:

                                 3.4.1. For a period of 15 (fifteen) days before
                                        disclosure of the Company's quarterly
                                        results under the Brazilian corporate
                                        law method (ITR) and annual results
                                        under the Brazilian corporate law method
                                        (DFP and IAN) until the day of the
                                        disclosure, or the day of the
                                        announcement to the shareholders as set
                                        forth in Annex A.

                                 3.4.2. during the period between the time that
                                        a decision is taken by the
                                        administration of the Company to
                                        increase the capital, distribute
                                        dividends, bonus in shares or its
                                        derivatives or approve a split-up and
                                        the release of the announcement to the
                                        public.
Restrictions on
the acquisitions           3.5.  The Company may not acquire securities for
of securities for                treasury during the periods set forth in
treasury                         section 3.1. and 3.4.

                                 3.5.1. The Board of Directors may not
                                        deliberate on the purchase or sale of
                                        the Company's stock, in case any
                                        agreement relating to the change of the
                                        Company's control has been entered into, or if there has been an order to do so, as well as if there is an intention to incorporate, totally or partially divest, merge, transform or reorganize the Company, while the transaction is still not public.
Authorized
trading
                           3.6.  The restrictions on trading do not apply:

                                 3.6.1. to the purchase of treasury shares,
                                        through private transactions, due to the exercise of a stock option issued in accordance with a stock option plan approved by a shareholders' meeting;

                                 3.6.2. to the exercise of a preferred right of
                                        subscription, relating to securities
                                        previously purchased;

                                 3.6.3. to private transactions among people
                                        restricted from trading (section 2.1),
                                        which are not effected in the stock
                                        market or over-the-counter market.

4.   Rights and Duties of Persons Restricted from Trading

Pre-approved               4.1.  The persons restricted from trading may
trading plans                    indicate that they are part of a
                                 pre-approved trading plan, notwithstanding the restrictions of section 3.4.1, and as the case may be, the restrictions of section 3.2.1.
                                 These persons will strictly follow their pre-approved plans.

                                 4.1.1. The pre-approved plan will be valid for
                                        at least 6 (six) months, it will be
                                        filed with the company 15 (fifteen) days before the first trade and will be sent immediately to the Investor Relations Officer.

                                        4.1.1.1. In the pre-approved plan, the
                                                 interested party will indicate
                                                 approximately, how much funding
                                                 will be invested, or the amount
                                                 of the Company's securities or
                                                 any other financial instrument
                                                 linked to the Company's
                                                 securities to be traded and
                                                 will communicate the department
                                                 in charge of corporate matters
                                                 all the trading performed for a
                                                 period of 5 (five) days after
                                                 such trade.

                                        4.1.1.2. The department in charge of
                                                 corporate matters will maintain
                                                 a specific and individualized
                                                 control of all pre-approved
                                                 plans and will advise the
                                                 Investor Relations Officer,
                                                 based on the information set
                                                 forth in section 4.1.1.1., of
                                                 all cases of non-compliance
                                                 with the pre-approved plans.

                                        4.1.1.3. The pre-approved plans may not
                                                 be filed or changed while there
                                                 is material non-public
                                                 information available which is
                                                 in the possession of an
                                                 interested party.

                                        4.1.1.4. The Investor Relations Officer
                                                 may deny to file the proposal
                                                 for a pre-approved trading plan
                                                 that contradicts the POLICY or
                                                 the present legislation.

                                 4.1.2. The department in charge of corporate
                                        matters will communicate the
                                        pre-approved trading plans to BOVESPA
                                        and, if it is the case, to the CVM, SEC,
                                        NYSE or other stock exchange or
                                        over-the-counter market where the
                                        Company's securities trade.
Duties of persons
restricted from            4.2.  In addition to complying with the restrictions
trading                          from trading, the persons restricted from
                                 trading (section 2.1) shall:

                                 4.2.1. maintain confidentiality relating to
                                        material non-public information, do not
                                        use such information to obtain advantage for himself or herself or for others, in the securities market and also to make sure that his or her employees and third parties with a fiduciary relationship maintain the same confidentiality about material non-public information and do not use such information to obtain advantages;

                                 4.2.2. use Itau Corretora de Valores S.A.,
                                        exclusively, to execute trades on the
                                        securities covered by this POLICY.

5. Disclosure of Information relating to Trading Activities from Members of the Board of Directors

Purpose                    5.1.  Executive Officers, members of the Board of
                                 Directors, audit committee or any other
                                 committee or department having consulting or technical functions, created by law, will communicate the department in charge of corporate matters, which in turn, will communicate to the CVM, BOVESPA and, as the case may be, to the SEC and NYSE or any other stock exchange market or over-the-counter market where the Company's securities are traded, the amount, the features and the form which the Company's securities or the securities of the Company's controlled companies or companies part of the same group were acquired, as well as any change in their holding positions.

                                 5.1.1. The communication will be performed in
                                        accordance with a holdings declaration,
                                        as set forth in Annex B, and should be
                                        performed as soon as the persons
                                        mentioned in section 5.1. take office,
                                        or until 10 (ten) days after the end of
                                        the month in which a change in holdings
                                        have occurred, indicating the balance of the positions.

                                 5.1.2. All trading performed by the persons
                                        restricted from trading in section 5.1
                                        shall be notified the department in
                                        charge of corporate matters, by the
                                        fifth day after the end of the month in
                                        which they occurred.



6. Disclosure of Information relating to the Acquisition and Divestiture of Interests and Trading Activities from Controlling entities and Shareholders

Purpose                    6.1.  Any individual or legal entity, or group of
                                 individuals or legal entities, acting together, or representing the same interests, who reach directly or indirectly an interest of 5% or more of a class of securities which represents the share capital of the Company, will send to the CVM, BOVESPA and, as the case may be, the SEC and the NYSE or any other stock exchange market or over-the-counter market where the Company's securities are traded, a declaration containing the information set forth in annex C of this POLICY.

                                 6.1.1. The same duties on disclosure of
                                        interests applies to an individual or a
                                        legal entity or a group of individuals
                                        or legal entities representing the same
                                        interest and holding an interest in the
                                        Company, above the interest set forth in
                                        section 6.1., every time that such
                                        interest increases by 5% of a class of
                                        securities which represent the share
                                        capital of the Company.

                                 6.1.2. The duties set forth in sections 6.1.
                                        and 6.1.1. also extend to the
                                        acquisition of any rights to acquire the stock, subscription bonds, stock options and debentures convertible into stock.

                                 6.1.3. The communication to the CVM and, as the
                                        case may be, to the BOVESPA, SEC, NYSE
                                        or any other stock exchange market or
                                        over-the-counter market where the
                                        Company's securities are traded will be
                                        performed immediately after reaching the interest level set forth in section 6.1.

                                        6.1.3.1. The disclosure to the market
                                                 will be made through a
                                                 publication in a newspaper
                                                 usually used by the Company and
                                                 in the State Official Gazette.

                                 6.1.4. The persons mentioned in section 6.1.
                                        shall also provide information when the
                                        sale or liquidation of their securities
                                        positions reaches below the percentage
                                        set forth in section 6.1.

                                 6.1.5. The direct and indirect controlling
                                        shareholders, and the shareholders who
                                        elect the members of the Board of
                                        Directors or Audit Committee will effect their communication by using the department in charge of corporate matters.


7. Compliance with the Policy

Form of compliance and     7.1.  The persons restricted from trading in section
designated compliance            2.1 may comply with the POLICY though the
department                       signature of a declaration, as set forth in
                                 annex D, at the time of their engagement in their jobs, election, promotion, transfer, where they will acknowledge the terms of the POLICY and that they have a duty to observe such terms.

                                 7.1.1. The Committee will indicate to each
                                        Company's department, which positions
                                        will have to comply with the POLICY.

                                 7.1.2. The department responsible for an
                                        operation or transaction that may become material information will indicate any further employees and third parties who shall also be required to comply with the POLICY.

                                 7.1.3. The compliances should take place after
                                        internal disclosure of the POLICY.

                                 7.1.4. The department in charge of corporate
                                        matters will provide for the compliances by members who are elected or members by law and controlling shareholders.

                                        7.1.4.1. The compliance by any other
                                                 person should be proposed by
                                                 the Compliance Officer and the
                                                 respective department where the
                                                 employees are located or the
                                                 department responsible for the
                                                 engagement of third parties.

                                 7.1.5. The compliances provided for in section
                                        7.1.4.1. will be immediately
                                        communicated the department in charge of corporate matters, which will maintain a central database of all the persons who are required to comply with this POLICY, and will be responsible to disseminate this database in case any authorities so request.

8.   Violation of the Policy

Sanctions                  8.1.  Non-compliance with the POLICY will result in
                                 disciplinary penalties, in accordance with internal Company's rules and rules set forth in this section, notwithstanding administrative, civil and criminal penalties.

                                 8.1.1. the Committee, together with the Audit
                                        and Internal Control department, will
                                        examine the violation cases,
                                        notwithstanding the following:

                                        a)  the persons restricted from trading
                                            in section 2.1. "a" will receive
                                            penalties in accordance with the
                                            deliberations of the Company's Board
                                            of Directors, after examination by
                                            the Committee;

                                        b)  the persons restricted from trading
                                            in the later part of section 2.1.
                                            "a", there is "or any person that
                                            because of the job, function or
                                            position occupied knows the material
                                            information" will receive sanctions
                                            of warning, suspension or dismissal
                                            for just cause in accordance with
                                            the gravity of the infraction;

                                        c)  any breach of the POLICY by any of
                                            the persons restricted from trading
                                            in section 2.1 "c" will be a default
                                            under their agreement, and the
                                            Company may terminate the agreement
                                            without charge, and demand payment
                                            of any fines set forth under such
                                            agreement, notwithstanding damages.

                                 8.1.2. The Committee shall inform the Board of
                                        Directors of all breaches of the POLICY.

                                 8.1.3. When a serious breach occurs, the
                                        Committee, notwithstanding its own
                                        examination, will forward the case to
                                        the Company's Ethics Committee.

Reporting the violation
                           8.2. Any person who complies with the POLICY and has knowledge of its violation should immediately communicate the violation to the Committee.

CORPORATE POLICY AND PROCEDURE ON INSIDER                                ANNEX A
TRADING - BANCO ITAU HOLDING FINANCEIRA S.A.


                                  2003 CALENDAR

THE SCHEDULE BELOW SETS FORTH THE BLACKOUT PERIODS FOR TRADING THE COMPANY'S SECURITIES OR ANY OTHER FINANCIAL INSTRUMENT LINKED TO THE COMPANY'S SECURITIES OR THE SECURITIES OR INSTRUMENTS LINKED TO THE SECURITIES OF ITS CONTROLLING COMPANY, ITAUSA - INVESTIMENTOS ITAU S.A. OR ITS DIRECT OR INDIRECT CONTROLLED PUBLIC COMPANIES, AS A RESULT OF PERIODIC EVENTS (DFP, IAN, ITR)

==================================================================================================
                                                                               BLACKOUT TRADING
                COMPANIES                   PERIODIC EVENTS                        PERIODS
                                                                               (DAY.MONTH.YEAR)
--------------------------------------------------------------------------------------------------

ITAUSA                           Financial Statements/DFP 31.12.02      03.03.2003 to 19.03.2003
                                ------------------------------------------------------------------

                                 ITR - 1(0) Q/03                        28.04.2003 to 14.05.2003
                                ------------------------------------------------------------------

                                 IAN 2002                               13.05.2003 to 29.05.2003
                                ------------------------------------------------------------------

                                 ITR - 2(0) Q/03                        28.07.2003 to 13.08.2003
                                ------------------------------------------------------------------

                                 ITR - 3(0) Q/03                        27.10.2003 to 11.11.2003
--------------------------------------------------------------------------------------------------

BANCO ITAU HOLDING               Financial Statements/DFP 31.12.02      24.02.2003 to 12.03.2003
FINANCEIRA
                                ------------------------------------------------------------------

                                 ITR - 1(0) Q/03                        22.04.2003 to 07.05.2003
INVESTIMENTOS BEMGE             ------------------------------------------------------------------

                                 IAN 2002                              14.05.2003 to 30.05.2003
ITAULEASING and                 ------------------------------------------------------------------

                                 ITR - 2(0) Q/03                        21.07.2003 to 06.08.2003
BFB LEASING                     ------------------------------------------------------------------

                                 ITR - 3(0) Q/03                        20.10.2003 to 04.11.2003
--------------------------------------------------------------------------------------------------

CORPORATE POLICY AND PROCEDURE ON INSIDER                                ANNEX B
TRADING - BANCO ITAU HOLDING FINANCEIRA S.A.


                                 INDIVIDUAL FORM

        TRADING BY MANGEMENT AND RELATED PARTIES - ART. 11 - CVM
INSTRUCTION N(0) 358/2002 In .....(month/year)

( ) the following trading with securities and derivatives took place in accordance with article 11 from the CVM Instruction n(0) 358/2002.(1)

( ) no trading with securities or derivatives took place in accordance with article 11 from the CVM Instruction n(0) 358/2002, and I hold the following securities and derivatives positions.


-------------------------------------------------------------------------------------------------------------------------
Name of the Company:
-------------------------------------------------------------------------------------------------------------------------
Name:                                                                               CPF/CNPJ:
-------------------------------------------------------------------------------------------------------------------------
Identification:
-------------------------------------------------------------------------------------------------------------------------
Initial Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                    % of interest
 Securities/                     Securities' Features (2)                        Amount      ----------------------------
 Derivatives                                                                                     Same          Total
                                                                                              Kind/Class
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Monthly Transactions
-------------------------------------------------------------------------------------------------------------------------
 Securities/    Securities' Features  Intermediary   Transaction       Day      Amount        Price    Volume (R$) (3)
 Derivatives            (2)
-------------------------------------------------------------------------------------------------------------------------
                                                     Purchase
-------------------------------------------------------------------------------------------------------------------------
                                                     Total Purchase
-------------------------------------------------------------------------------------------------------------------------
                                                     Sale
-------------------------------------------------------------------------------------------------------------------------
                                                     Total Sale
-------------------------------------------------------------------------------------------------------------------------
Final Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                    % of interest
 Securities/                     Securities' Features (2)                        Amount      ----------------------------
 Derivatives                                                                                     Same          Total
                                                                                              Kind/Class
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
Name of the Controlling Company:
-------------------------------------------------------------------------------------------------------------------------
Name:                                                                               CPF/CNPJ:
-------------------------------------------------------------------------------------------------------------------------
Identification:
-------------------------------------------------------------------------------------------------------------------------
Initial Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                    % of interest
 Securities/                     Securities' Features (2)                        Amount      ----------------------------
 Derivatives                                                                                     Same          Total
                                                                                              Kind/Class
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Monthly Transactions
-------------------------------------------------------------------------------------------------------------------------
 Securities/    Securities' Features  Intermediary   Transaction       Day       Amount        Price    Volume (R$) (3)
 Derivatives            (2)
-------------------------------------------------------------------------------------------------------------------------
                                                     Purchase
-------------------------------------------------------------------------------------------------------------------------
                                                     Total Purchase
-------------------------------------------------------------------------------------------------------------------------
                                                     Sale
-------------------------------------------------------------------------------------------------------------------------
                                                     Total Sale
-------------------------------------------------------------------------------------------------------------------------
Final Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                    % of interest
 Securities/                     Securities' Features (2)                        Amount      ----------------------------
 Derivatives                                                                                     Same          Total
                                                                                              Kind/Class
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
Name of the Controlled Company:
-------------------------------------------------------------------------------------------------------------------------
Name:                                                                               CPF/CNPJ:
-------------------------------------------------------------------------------------------------------------------------
Identification:
-------------------------------------------------------------------------------------------------------------------------
Initial Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                    % of interest
 Securities/                     Securities' Features (2)                        Amount      ----------------------------
 Derivatives                                                                                     Same          Total
                                                                                              Kind/Class
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Monthly Transactions
-------------------------------------------------------------------------------------------------------------------------
 Securities/    Securities' Features  Intermediary   Transaction       Day       Amount        Price    Volume (R$) (3)
 Derivatives            (2)
-------------------------------------------------------------------------------------------------------------------------
                                                     Purchase
-------------------------------------------------------------------------------------------------------------------------
                                                     Total Purchase
-------------------------------------------------------------------------------------------------------------------------
                                                     Sale
-------------------------------------------------------------------------------------------------------------------------
                                                     Total Sale
-------------------------------------------------------------------------------------------------------------------------
Final Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                    % of interest
 Securities/                     Securities' Features (2)                        Amount      ----------------------------
 Derivatives                                                                                     Same          Total
                                                                                              Kind/Class
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------


(1) When filling out the form, please exclude the lines that do not contain information.
(2) Issue/series, convertible, simple, terms, guarantees, kind/class, etc.
(3) Amount versus price.

CORPORATE POLICY AND PROCEDURE ON INSIDER                                ANNEX C
TRADING - BANCO ITAU HOLDING FINANCEIRA S.A.


                              D E C L A R A T I O N


         I, ..................(name, identification )..................... being
................................(position) of BANCO ITAU HOLDING FINANCEIRA S.A., hereby DECLARE, in compliance with Instruction n(0)358/02 of Comissao de Valores
Mobiliarios, that I ............... (purchased/sold stocks/other securities or rights over the stocks/other securities - specify kind or class as the case may
be) issued by Banco Itau Holding Financeira S.A., and
....................(acquired/increased or decreased/liquidated)................
(5 or +) ..........% of my ................ (direct or indirect) interest in
........................ (stocks/other securities or any rights over the stocks/other securities).................. part of the share capital of Banco
Itau Holding Financeira S.A., as described below:

I - Purpose of my interest and required amount:

.................................................................................

.................................................................................

II - Number of shares, subscription bonds, as well as rights to subscribe to stock and stock options, specified by kind and class, already directly or indirectly owned by me or by a related person:

.................................................................................

.................................................................................

III - Number of debentures convertible into shares, already directly or indirectly owned by me or by a related person (explain the amount of shares which is subject of a possible conversion, by kind and class):

.................................................................................

.................................................................................

IV - Indicate any agreement which relates to the exercise of a voting right or the purchase and sale of the Company's securities:

.................................................................................

.................................................................................

I hereby agree to immediately communicate the department in charge of corporate matters any changes in my positions which represent an increase or a decrease of 5% the total interest of the class.

                               Sao Paulo-SP [date]

                  ............................................
                                   [signature]

CORPORATE POLICY AND PROCEDURE ON INSIDER                                ANNEX D
TRADING - BANCO ITAU HOLDING FINANCEIRA S.A.



                           COMPLIANCE DECLARATION FOR

                     CONTROLLING SHAREHOLDERS AND MANAGEMENT





...................[name,identification],.................,[position]............
of Banco Itau Holding Financeira S.A. complies with the Corporate Policy and Procedure on Insider Trading of Banco Itau Holding Financeira S.A. (the "Policy"), and hereby receives a copy of such Policy; and acknowledges all its terms and is under a duty to observe such Policy thoroughly. [name] acknowledges that all the dates set forth in Annex A will be annually scheduled and that any penalties applied as a result of the breach of the Policy will be examined by the Company's Board of Directors.

                               Sao Paulo-SP [date]




                  ............................................
                                   [signature]

CORPORATE POLICY AND PROCEDURE ON INSIDER                                ANNEX D
TRADING - BANCO ITAU HOLDING FINANCEIRA S.A.



                           COMPLIANCE DECLARATION FOR

                                    EMPLOYEES



.....................[name, identification]........................., [position]
........................... of Banco Itau Holding Financeira S.A., complies with the Corporate Policy and Procedure on Insider Trading of Banco Itau Holding Financeira S.A. (the "Policy"), and hereby receives a copy of such Policy; and acknowledges all its terms and is under a duty to observe such Policy thoroughly. [name] also acknowledges that all the dates set forth in Annex A will be annually scheduled.

                               Sao Paulo-SP [date]



                  .............................................
                                   [signature]

CORPORATE POLICY AND PROCEDURE ON INSIDER                                ANNEX D
TRADING - BANCO ITAU HOLDING FINANCEIRA S.A.



                           COMPLIANCE DECLARATION FOR

                                  THIRD PARTIES




...................[name,identification].............,[position] ................
of Banco Itau Holding Financeira S.A., complies with the Corporate Policy and Procedure on Insider Trading of Banco Itau Holding Financeira S.A. (the "Policy"), and hereby receives a copy of such Policy; and acknowledges all its terms and is under a duty to observe such Policy thoroughly. [name] acknowledges that all the dates set forth in Annex A will be annually scheduled and that any breach of the Policy will be considered a default under the agreement, and the Company may, without any charge, terminate the agreement and demand for payment of any fines under the agreement, notwithstanding any damages.

                               Sao Paulo-SP [date]



                      .....................................
                                   [signature]